

MOR

INVEST IN MOR

Climax Delay Patch for MOR Intimate Experience

ABOUT US

MOR is a chemical-free wearable patch to help men last longer and intensify ejaculation.

MARKET

With our innovative MOR patch, we are making waves in a **$37B** global sexual health and wellness industry with premature ejaculation being a proven market of over $1B in annual revenue.

RAISED SO FAR

$1.65M in seed funding.

CURRENT ROUND

$1.5M in **seed** funding. Use of proceeds will go to product development & marketing.

CONTACT

Jeff Bennett, 763-226-9962, jbennett@morarimedical.com

investors@morarimedical.com

https://morarimedical.com

https://www.timeformor.com

https://wefunder.com/morari.inc

AWARDS

- Winner of Proctor and Gamble Innovation Challenge
- Winner of Walleye Tank
- Winner of best start-up award on 2021 Sex Tech Summit
- Graduate of the gBETA Medtech Accelerator program,
- Semi-finalist in 2022 Minnesota Cup

HIGHLIGHTS

- Pioneering sexual health company using innovative patented technology
- We help men last longer and intensify their climax
- The first significant innovation in the male sexual health industry since the launch of Viagra in 1998
- A unique product in a $37B global sexual health and wellness market
- Revenue projected to reach $25M by 2025
- Global media buzz includes: Daily Mail, CNET, Men’s Health, Forbes, and the Jimmy Kimmel Live Show

